JONES DAY

REGULATED BY THE SOLICITORS REGULATION AUTHORITY
21 TUDOR STREET • LONDON EC4Y ODJ • DX 67 LONDON/CHANCERY
TELEPHONE: 020.7039.5959 • FACSIMILE: 020.7039.5999

07027269

Your Ref	
Ref/CAM	JTP/JP184125/894854-600002
E-mail	jtperugini@jonesday.com
Direct	020 7039 5133
Date	9 October 2007

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington D.C., 20549
U.S.A.

SUPPL

Ladies and Gentlemen,

AgCert International plc — Rule 12g3-2(b) — File No.: 082-35025

On behalf of AgCert International plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Kind regards,

John T. Perugini

082-35025

RECEIVED
2007 OCT 15 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Annual Information Update
Released	12:41 17-Jul-07
Number	3811A

AgCert International plc

Annual Information Update ('AIU') for the 13 months up to and including 31 May 2007.

In accordance with Prospectus Rule 5.2, AgCert International plc (the 'Company') announces that the following information has been published or made available to the public over the previous 12 months under the rules of the UKLA.

Chronological list of Announcements and Filings

The following UK regulatory announcements have been made via a Regulatory Information Service:

Date of Publication	Heading/Description
24/05/2007	Result of EGM
27/04/2007	Issue of Equity
	Final Results
10/04/2007	Offer Talks Terminated
13/03/2007	Financing Update
12/03/2007	Rule 2.10 Announcement
09/03/2007	Share price movement
22/02/2007	Company Update
09/02/2007	Holding(s) in Company
30/01/2007	Share Price Movement
17/01/2007	Production Update
05/01/2007	Financing
21/12/2006	Total Voting Rights
	Trading Statement
01/12/2006	Director/PDMR Shareholding
	Director/PDMR Shareholding
06/10/2006	CREST admission
13/09/2006	Holding(s) in Company
05/09/2006	Interim Results
24/08/2006	Notice of Results
09/08/2006	Director/PDMR Shareholding
25/07/2006	Holding(s) in Company
26/06/2006	Trading Statement
19/06/2006	Holding(s) in Company
31/05/2006	AES and AgCert Joint Venture
30/05/2006	Further re AES Subscription
23/05/2006	Update re Issue of Shares
18/05/2006	Result of AGM
	Holding(s) in Company
	Update re Issue of Shares
15/05/2006	Methodology Update
04/05/2006	Result of AGM
	AGM Statement

03/05/2006	Annual Information Update
27/04/2006	AES Subscription & EGM

Details of regulatory announcements can be downloaded from the Company's website www.agcert.com or from the London Stock Exchange at www.londonstockexchange.com.

The Company has submitted filings to the Companies Registration Office ('CRO') in relation to:

Effective Date	Announcement
30/04/2007	Registration of Prospectus
29/12/2006	Registration of Charge
08/06/2006	Annual Return and Statutory Financial Statements
31/05/2006	Increase in Issued Capital, Allotment of Shares
18/05/2006	Special Resolution
04/05/2006	Amended Memorandum and Articles of Association
04/05/2006	Special Resolution
28/03/2006	Registration of Charge

Copies of these documents can be obtained from the CRO at:

Companies Registration Office
Parnell House,
14 Parnell Square,
Dublin 1,
Ireland

In accordance with Article 27(3) of the Prospectus Directive Regulations, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Paul M. D'Alton
Company Secretary

17 July 2007

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

END

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082-35025

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Holding(s) in Company
Released	16:41 16-Aug-07
Number	2776C

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

AGCERT INTERNATIONAL PLC

2. Name of shareholder having a major interest

FIDELITY INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE NOTIFICATION IS REGARDING THE HOLDING OF FIDELITY INTERNATIONAL LIMITED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

FIDELITY INTERNATIONAL LIMITED

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

360,300

8. Percentage of issued class

0.15%

9. Class of security

ORDINARY SHARES EURO 0.0001

10. Date of transaction

9 AUGUST 2007

11. Date company informed

16 AUGUST 2007

12. Total holding following this notification

26,780,725

13. Total percentage holding of issued class following this notification

10.92%

14. Any additional information

THIS NOTIFICATION DETAILS THE DISCLOSABLE INTERESTS OF MORE THAN ONE ENTITIY HOWEVER THIS IS NOT INTENDED TO INDICATE THAT ANY OF THE ENTITIES ACT AS A GROUP OR IN CONCERT WITH RESPECT TO THESE INTERESTS.

15. Name of contact and telephone number for queries

PJ BROWNE
00 353 1 245 7400

16. Name and signature of authorised company official responsible for making this notification

PAUL D'ALTON

Date of notification

16 AUGUST 2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

END

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082-35025

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Change of Company Secretary
Released	07:45 22-Aug-07
Number	6138C

AgCert International plc

Change of Company Secretary

The Board of AgCert International plc announces that Mr Patrick James (PJ) Browne has been appointed Company Secretary, replacing Mr Paul D'Alton, who remains the Group's Finance Director.

22 August 2007

Enquiries:

College Hill Associates
Mark Garraway 020 7457 2020

END

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082-35025

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Notice of Results
Released	11:14 18-Sep-07
Number	0256E

AgCert International PLC

NOTIFICATION OF RESULTS

AgCert International PLC will be announcing its interim results for the six months ending 30 June, 2007 on Thursday 27th September 2007.

Enquiries:

College Hill

Anthony Parker 0207 457 2020

The shares of AgCert International PLC (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

END

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082-35025

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Notice of Results
Released	16:02 26-Sep-07
Number	5573E

AgCert International plc

NOTIFICATION OF RESULTS

AgCert International plc confirms that, as previously announced, its results for the half year to June 2007 will be published tomorrow, Thursday September 27th.
The statement is due for release at 14.00 BST / 09.00 US Eastern Time and a conference call for investment analysts will be held at 16.00 BST tomorrow.
Dial in details for the analyst call are available from College Hill

26 September 2007

Contact:

College Hill
Anthony Parker 0207 457 2020

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

END

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082-35025

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Full Interim Results
Released	17:12 27-Sep-07
Number	6672E

Interim results for the six months ended 30 June 2007

DUBLIN, 27 September 2007 – AgCert International plc ("AgCert"), a leader in the production of greenhouse gas emission reductions, is pleased to announce its Half Year Results for the next six months ended 30 June 2007.

Highlights:

AgCert continued to make significant progress in the first half of 2007. The momentum around its new initiatives started building, and the delivery risk for 2008 and beyond has been substantially mitigated.

AgCert has entered into a heads of terms with a major European trading company (the "Trading Counterparty") under which the Trading Counterparty would assume up to 4.2 million tonnes of AgCert's customer delivery obligations through 2008, contingent upon, among other things, final documentation, Board and shareholder approval and finalisation of negotiations with customers.

AgCert has entered into an agreement that has the effect of increasing by US$7 million, and rescheduling its outstanding indebtedness with Laurus Master Fund, making the whole of the indebtedness convertible into equity at a premium to the current share price, extending the due date from May 2008 to half in March and half in May 2009, contingent upon shareholder approval, finalisation of the transaction with the Trading counterparty among other things.

If the proposed transaction with the Trading Counterparty is completed, AgCert will have the ability to satisfy its forward delivery obligations by re-balancing its delivery commitments and would expect to be long through 2012 and beyond

- 100% of original 2007 deliveries would be covered
- 86% of original 2008 deliveries would be covered with existing production and contracts, compared to 32% in May 2007
- 80% of 2009 would be covered with existing production and contracts

A further announcement will be made and a circular will be sent to shareholders as soon as documentation has been signed and negotiations finalised.

Existing Production

The company's own Animal Waste Management business is producing up to expectations, at a level of approximately 1.4 million tonnes per year, which represents an increase of 40% since January 2007.

New Strategic Initiatives

Future production from implementation of new strategic initiatives includes:

(i) ***TurboGreen****, AgCert's strategic account business focusing on large industrial projects:*
- Built a strong pipeline of more than 100 potential offset-creating projects since May, representing a potential of several million annual credits to AgCert
- Identified potential projects in cement, landfill, energy and fuel switching industries
- Executed its first contract for hydro-electric plant in Colombia

(ii) ***Agency**, AgCert's carbon acquisition business*

- Completed 3 agency contracts for 2.4m tonnes since May 2007 for delivery through 2012

(iii) ***Forestry** Products Business*

- Signed a joint venture agreement with Forest Systems, an established forest investment management firm and manager of a carbon forest sequestration fund

The current portfolio of Offsets through 2012 expected from its biodigester, strategic accounts and agency business breaks down as follows:

In negotiation	28.0 million tones
Under "Letter of Intent"	2.0
Contracted	16.0

- Developed new strategy requiring significantly lower capital
- Headcount was reduced to 193 compared with 312 at Dec. 2006 and 270 at June 2006
- Revenues grew to €2.4m during the first half of year 2007, compared with €25,000 for the period in 2006
- Cash on hand at end of period of €27.7M vs. €26.5M at June 2006
- Operating losses, before financial costs, fell to €22m, compared with a loss of €47m incurred during the first half of 2006
- The normalised EBITDA loss for the period was €13.4m compared with a normalised EBITDA loss of €15.7m for the 2006 half year results
- Received review date from US Patent Examiner of no later than Q1 2008 regarding our patent application covering the creation of greenhouse gas offsets, and AgCert will be notifying potential infringers of intellectual property

Overall, AgCert continued to make significant progress in the first half of 2007. The momentum around its new initiatives started building, and the delivery risk for 2008 and beyond has been substantially mitigated.

Analyst Meeting

AgCert is holding a conference call for analysts today at 16.00 BST. Analysts wishing to participate should contact Anthony Parker/Karlie Nichols at College Hill on +44 20 7457 2020 for further details.

27 September 2007

ENQUIRIES:

AgCert International
Bill Haskell, CEO, AgCert International +353 (0) 1 245 7400
Paul D'Alton, Finance Director

College Hill
Anthony Parker +44 (0) 207 457 2020
Mark Garraway

More information about AgCert's greenhouse gas reduction projects can be found at www.agcert.com.

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

AgCert International plc

Chairman's Letter to condensed consolidated Interim Financial statements
Period From 1 January 2007 to 30 June 2007

Overview
During the first half of 2007, AgCert embarked on a revised and expanded strategy to secure a supply of greenhouse emission reduction offsets to build its business and to meet is contractual delivery obligations. This entailed raising fresh equity capital, reducing operating expenses and reorganising business operations to significantly reduce capital intensity. The results of these actions are being seen only now, several months following the end of the first half, and they are encouraging in their direction and long term magnitude but, as a result of higher offset prices and longer than expected project cycles, insufficient, alone, for the Company to meet its 2008 delivery obligations of approximately 7.2 million CERs. As a result the Company has sought to supplement its operational activities with transactional ones.

The Company is in advanced negotiations with several counterparties to re-balance the Company's contractual delivery obligations, and has entered into a heads of terms agreement with a major European trading company to assume the Company's CER deliveries of 4.2 million through the end of 2008, subject to among other things, final documentation, Board and shareholder approval and finalization of negotiations with customers.

In addition it has executed an agreement with its lender, to extend the maturity of its loan note in March and May 2009, to make available an additional $7 million (subject to the satisfaction of certain tests) and to make the debt convertible into equity at a premium to the pre-announcement market price. The agreement is subject to, among other things, shareholder approval and finalization of the transaction with the Trading counterparty. Its equity-linked features (warrants and potential conversion) would be dilutive to shareholders.

New strategy
At the time of the IPO the Company's business model was focused on the construction of modified animal waste management systems using biodigesters to capture and combust methane. The Company incurred all of the capital expenditures up front and assumed the regulatory risk, but was entitled to receive the majority of the Offsets generated.

Since then, the Company has experienced a number of challenges in the implementation of its original business model that have led to its operational and financial performance being below expectations.

In May, the Company completed an equity transaction raising approximately €30 million from selling new shares and capitalizing approximately €14 million of shareholder loans, to fund its revised and expanded strategy. The new strategy is designed to lower the Company's Offset costs and to accelerate the accumulation of Offsets by leveraging the Company's extensive CDM regulatory experience for use with others in situations where the Company does not invest its own capital. In addition, the Company is working to improve its core AWMS operations. In implementing the new strategy, the Company intends to create Offsets from its AWMS business (animals) and to source Offsets from its new business (strategic accounts, agency/forward purchases and forestry).

Results
Revenues and operating costs for the first half 2007 are in line with our expectations. The Company completed its announced reduction in staffing and operating costs after the close of the first half. Total headcount at 30 June 2007 was 193 as compared to 317 at year end 2006 and 272 at 30 June 2006. After an extensive site by site review of its biodigesters, the Company has taken an impairment charge of €6.8 million for those sites which have chronically underperformed and other sites determined uneconomic prior to completion. The total number of impaired locations represents 129 of 695 total biodigester locations. The Company reported a normalized EBITDA loss for the period of €13.4 million (before impairment provision) compared with a normalized EBITDA loss of €15.7 million for the same period in 2006. The 2007 half-year results do not capture the full impact of the headcount reductions as they were made late in the first half.

Progress under the new strategy during the first half and until mid-September has been steady but slower

than anticipated.

- The Company's existing production (AWMS business) is producing up to our expectations, at a level of approximately 1.4 million tones per year which represents an increase of 40% since January 2007.
- In strategic accounts the Company has built a strong pipeline of more than 100 potential Offset-creating projects and has signed its first one, a hydro-electric plant in Colombia. The potential projects include the industry areas of, cement and other basic industries, landfill, energy, and fuel switching. Although the Company has uncovered a large number of potential projects, the project approval cycle at the host company (prior to any regulatory activities) is proving to be longer than the Company had expected, giving us confidence in the ultimate size of the market, but leading us to lengthen the time in which we expect host companies to approve projects.
- The Company has completed 3 agency transactions covering 2.4 million CERs through 2012 and finds there to be adequate volumes of CERs available in the market – albeit at rising prices since the May equity placing. AgCert has sought to secure CERs which are earlier in the regulatory process than it had originally planned as CERs from these projects are less expensive, but carry more regulatory risk, and require a longer lead time to generate CERs.
- Progress in the forestry area is ahead of the Company's expectations, including the completion of a joint venture with Forest Systems, an established forest investment management firm and manager of a forest carbon sequestration fund. Forestry projects produce a different variety of Offsets which are not fungible with CERs, but once established, forestry activities can produce Offsets over the decades-long project life. Forestry projects initiated now would be expected to first produce offsets in about 2011.

As of this date, the current portfolio of Offsets through 2012 expected from its biodigester, strategic accounts and agency business breaks down as follows:

In negotiation	28.0 million tones
Under "Letter of Intent"	2.0
Contracted	16.0

Outlook

In parallel to its operational initiatives to secure Offsets, the Company has been exploring transactional sources to supplement its internal Offsets.

The Company has made good progress toward satisfying its delivery obligations, and assuming that the transaction with the Trading counterparty closes, believes that its 2007 deliveries are covered with existing production and contracts, while those for 2008 would be 86% covered with existing production and contracts as compared to 32% in May 2007. Further in the future, the Company believes that 80% of 2009 deliveries would be similarly covered.

The Company is negotiating transactions with several counterparties to rebalance its customer deliveries in 2008 and beyond. The goal of the transactions is to put the Company on a positive pathway to building its run rate of Offsets and to rebuilding shareholder value for the future.

Merrick G. Andlinger
Chairman

27 September 2007

Introduction

We have been engaged by the company to review accounting policies, consolidated interim income statement, consolidated interim balance sheet, consolidated interim statement of cashflows, interim statement of recognised income and expense and the related notes and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the UK Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume

responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing this interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in APB Bulletin 1999/4 *Review of interim financial information* issued by the Auditing Practices Board for use in Ireland and the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) ("Auditing Standards") and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

KPMG

27 September 2007

Chartered Accountants
Registered Auditor

Income statement

	Note	*Half Year* ***30-Jun-07*** **€'000**	*Year* *30-Jun-06* €'000	*Year* *31-Dec-06* €'000
Revenue	2	2,470	25	220
Wages and salaries		(7,268)	(6,510)	(15,944)
General and administrative expenses		(5,041)	(4,277)	(10,034)
Professional and legal expenses		(1,619)	(2,487)	(5,033)
Raw materials and consumables used		(1,990)	(22)	(195)
Depreciation and amortisation		(1,143)	(344)	(1,505)
Employee share based payments	11	(949)	(952)	(3,176)
Write off of inventory			(2,406)	(2,658)
Impairment of assets	3	(7,673)	-	-
Contract management		-	(30,000)	(50,000)
Loan Conversion feature	8	1,245	-	-
Operating loss before financing costs		**(21,968)**	**(46,973)**	**(88,325)**
Financial income	4	455	346	619
Financial expense	4	(6,952)	(501)	(5,678)
Net financing costs		**(6,497)**	**(155)**	**(5,059)**
Loss after financing costs		**(28,465)**	**(47,128)**	**(93,384)**
Loss before tax		**(28,465)**	**(47,128)**	**(93,384)**
Income tax expense	5	(41)	(164)	(375)
Loss for the period		**(28,506)**	(47,292)	(93,759)
Attributable to:				
Equity holders of the parent		**(28,506)**	**(47,292)**	**(93,759)**
Basic (loss) per share	6	(0.15)	(0.3)	(0.58)
Diluted (loss) per share	6	(0.15)	(0.3)	(0.58)

On behalf of the board

Merrick G Andlinger	**Paul M D'Alton**
Director	Director
27 September 2007	27 September 2007

Half Year		
30 June	Half year	
2007	June	Year Dec

	Note	€'000	2006 €'000	2006 €'000
Foreign exchange translation differences				
on net investment in foreign operations	10	**1,806**	(2,314)	(3,027)
Income and expense recognised				
directly in equity		**1,806**	**(2,314)**	(3,027)
Loss for the period		**(28,506)**	**(47,292)**	**(93,759)**
Total recognised income and expense for the period		**(26,700)**	**(49,606)**	**(96,786)**
Attributable to:				
Equity holders of the parent		**(26,700)**	**(49,606)**	**(96,786)**

Merrick G Andlinger Director 27 September 2007	**Paul M D'Alton** Director 27 September 2007

Consolidated Balance Sheet

		Half Year	*Year*	*Half Yea*
		30 June 2007	*31 Dec 2006*	*30 June 200*
	Note	**€'000**	€'000	€'0C
Assets				
Property, plant and equipment	7	66,607	64,443	53,11
Goodwill and intangible assets		2,524	3,447	3,54
Total non-current assets		**69,131**	**67,890**	**56,65**
Inventories		4,307	3,106	1,03
Trade and other receivables		2,054	2,896	1,76
Cash and cash equivalents		27,745	27,576	26,48
Total current assets		**34,106**	**33,578**	**29,28**
Total assets		**103,237**	**101,468**	**85,94**
Equity				
Issued capital	10	170,609	128,284	128,35
Translation reserve	10	(864)	(2,670)	(2,31
Warrant Reserve	10	11,923	11,923	2,05
Equity incentive reserve	10	4,700	3,905	1,93
Retained earnings	10	(141,158)	(112,805)	(66,58
Total equity attributable to equity holders of the parent		**45,210**	**28,637**	**63,44**
Liabilities				
Deferred Revenue	12	38,505	37,215	17,94

Loans due after 1 year		-	13,982	
Finance lease liabilities (non-current)	9	108	156	22
Total non-current liabilities		**38,613**	**51,353**	**18,17**
Trade and other payables		8,351	7,713	4,21
Loans due in less than 1 year	8	10,905	13,641	
Finance lease liabilities (current)	9	158	124	11
Total current liabilities		**19,414**	**21,478**	**4,32**
Total liabilities		**58,027**	**72,831**	**22,49**
Total equity and liabilities		**103,237**	**101,468**	**85,94**

Cash Flow Statement

		Half Year	*Half Year*	*Year*
Cash flows from operating activities				
Loss before taxation		(28,465)	(47,292)	(93,384)
Adjustments for:				
Interest income	4	(455)	(346)	(619)
Interest expense	4	7,344	371	5,678
Depreciation and amortisation		1,143	344	1,505
Employee share based payments	11	949	952	3,176
Contract management payments		-	30,000	50,000
Fair valuation of inventory		-	2,406	2,658
(Increase)/Decrease in inventories		(1,201)	(2,168)	(4,487)
(Increase)/Decrease in trade and other receivables		396	447	(688)
Increase/(Decrease) in trade and other payables		(567)	(3,984)	2,801
Income tax paid		(154)	-	(375)
Deferred Revenue		-	-	35,919
Impairment of Fixed Assets	3	7,673	-	-
Loan Conversion feature	8	(1,245)	-	-
Net cash outflow before contract management		**(14,582)**	**(19,270)**	**2,184**
Contract management payments		-	(30,000)	(50,000)
Net cash outflow from operating activities		**(14,582)**	**(49,270)**	**(47,816)**
Cash flows from investing activities				
Interest income	4	455	346	619
Property, plant and equipment constructed		(6,946)	(12,707)	(28,802)
Net cash from investing activities		**(6,491)**	**(12,361)**	**(28,183)**

Cash flows from financing activities				
Proceeds from the issue of share capital		30,245	40,435	40,466
Proceeds from the issue of debt		-	-	32,591
Payment of transaction costs		(2,665)	(23)	(134)
Interest expense	4	(794)	(371)	(22)
Finance Costs		-	-	(1,321)
Deferred Revenue		-	-	4,081
Prepaid inventory financing	12	-	20,000	-
Payment of finance lease liabilities		(42)	(13)	(171)
Loan repayment		(5,502)	-	-
Net cash from financing activities		**21,242**	**60,028**	**75,490**

Condensed consolidated interim cash flow statement

For the six month period from 1 January 2007 to 30 June 2007

	Half Year 30 June 2007 €'000	*Half Year 30 June 2006 €'000*	*Year 31 December 2006 €'000*
Net Increase/(decrease) in cash and cash equivalents	**169**	**(1,603)**	**(509)**
Cash and cash equivalents at beginning of period	**27,576**	28,085	28,085
Cash and cash equivalents at end of period	**27,745**	**26,482**	**27,576**

On behalf of the board

Merrick G Andlinger	**Paul M D'Alton**
Director	Director
27 September 2007	27 September 2007

Subsequent events

Since the balance sheet date, the Company has taken steps to rebalance its delivery portfolio and to reschedule certain debt repayments.

a) Debt rescheduling

The Company has agreed to repay a convertible loan note originally issued to Laurus Master Fund Ltd, which was due to May 2008. The Laurus note was replaced with a new note to certain affiliates of Laurus due half in March and half in May 2009.

In addition, the Company has also agreed to a further credit facility of US$7 million, draw down being subject to certain conditions.

The loans will be secured and are convertible into equity at a price of £0.255, a premium to the average closing price of the Company's shares for the five business days prior to this announcement trading levels.

In addition, there will be warrant covering 150% of the total investment amount, being the principal of both the original and the new loans, two thirds of which are exercisable at a price of £0.255 and one third at £0.40. The repayment is subject to shareholder approval and finalisation of the transaction with the Trading Counterparty mentioned below.

b) Restructuring of delivery schedule

The company has entered into heads of terms with a major European trading company (the "Trading Counterparty") under which the Trading Counterparty would assume 4.2 million tonnes of AgCert's customer delivery obligations through 2008, contingent upon, among other things, final documentation, board and shareholder approval and finalisation of negotiations with customers.

Consideration payable by the Company to the counterparty for agreeing to enter into the above novations will comprise one or other of the following options or a combination thereof:

(1) Delivery of a maximum of 4 million CERs to the counterparty between 2009 and 2012 or
(2) Issue to the counterparty of a maximum of €20 million convertible debt

If the convertible debt, rather than CER delivery is availed of, the debt will be secured and rank pari passu with Laurus.

The counterparty will also have an option to purchase 2 million CERs in each of 2013 and 2014 at a price equal to 75% of market price.

END

END

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